UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Amendment of Super Senior Notes, Senior Notes and Junior Notes

On January 26, 2025, the Company entered into (a) a supplemental indenture (the “Super Senior Notes Supplemental Indenture”) to the indenture dated June 20, 2024 (the “Super Senior Notes Indenture”), relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “Super Senior Notes”), by and among, Maxeon Solar Technologies, Ltd. (the “Company”), Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation; (b) a supplemental indenture (the “Senior Notes Supplemental Indenture”) to the indenture dated August 17, 2022 (as amended from time to time, the “Senior Notes Indenture”), relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029 (the “Senior Notes”), by and among, the Company, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation; and (c) a supplemental indenture (the “Junior Notes Supplemental Indenture”) to the indenture dated June 20, 2024 (the “Junior Notes Indenture”), relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Junior Notes”), by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation. The term “Supplemental Indenture” shall refer to any of the Super Senior Notes Supplemental Indenture, the Senior Notes Supplemental Indenture, or the Junior Notes Supplemental Indenture, as the case may be.

Super Senior Notes Supplemental Indenture

The Super Senior Notes Supplemental Indenture amended the Super Senior Notes Indenture to:

(i) permit the disposition (the “Proposed SPML Disposition”) of (a) 100% of the share (the “SPML Shares”) in SunPower Philippines Manufacturing Ltd. (“SPML”) and (b) certain specifically identified assets associated with the business activities within the Philippines that are held by the Company or its subsidiaries specified in the applicable Supplemental Indenture (the “Target Assets”) to Lumetech Pte Ltd, an affiliate of Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZE”);

(ii) in connection with the Proposed SPML Disposition, upon the consummation of the Proposed SPML Disposition, automatically release (a) the subsidiary guarantee provided by SPML under the Super Senior Notes Indenture; and (b) the security interest over (1) the shares of SPML, and (2) the assets of SPML; and

(iii) to amend the interest provision such that (a) for the period from the June 20, 2024 to (but excluding) June 20, 2027, the Stated Interest of the Super Senior Notes shall be reduced to 6.00% per annum, payable in cash, (b) if with respect to any Contingent Interest Calculation Date (as defined in the Super Senior Notes Supplemental Indenture), the Company’s Consolidated EBITDA for the fiscal year ended immediately prior to such Contingent Interest Calculation Date equals to or is greater than US$100 million, then the Company shall pay a Contingent Interest (as defined in the Super Senior Notes Supplemental Indenture) on the Contingent Interest Payment Date (as defined in the Super Senior Notes Supplemental Indenture), provided that the Company shall not be required to pay the Contingent Interest more than once, and (c) delay the commencement period of the financial covenant in relation to the total liquidation to first quarter of 2026.

Senior Notes Supplemental Indenture

The Senior Notes Supplemental Indenture amended the Senior Notes Indenture to:

(i) permit the Proposed SPML Disposition;

(ii) in connection with the Proposed SPML Disposition, upon the consummation of the Proposed SPML Disposition, automatically release (a) the subsidiary guarantee provided by SPML under the Senior Notes Indenture; and (b) the security interest over (1) the shares of SPML, and (2) the assets of SPML; and

(iii) to amend the interest provision such that (a) for the period from (and including) August 17, 2024 to (but excluding) August 17, 2027, the Stated Interest of the Senior Notes shall be reduced to 4.00% per annum, with 1.00% of which being payable in cash and the remaining 3.00% payable in cash or PIK Notes as the Company may elect, and (b) if with respect to any Contingent Interest Calculation Date (as defined in the Senior Notes Supplemental Indenture), the Company’s Consolidated EBITDA (as defined in the Senior Notes Supplemental Indenture) for the fiscal year ended immediately prior to such Contingent Interest Calculation Date equals to or is greater than US$100 million, then the Company shall pay a Contingent Interest (as defined in the Senior Notes Supplemental Indenture) on the Contingent Interest Payment Date (as defined in the Senior Notes Supplemental Indenture), provided that the Company shall not be required to pay the Contingent Interest more than once.

Junior Notes Supplemental Indenture

The Junior Notes Supplemental Indenture amended the Junior Notes Indenture to:

(i) in connection with the Proposed SPML Disposition, upon the consummation of the Proposed SPML Disposition, automatically release (a) the subsidiary guarantee provided by SPML under the Junior Notes Indenture; and (b) the security interest over (1) the shares of SPML, and (2) the assets of SPML.

The Company is expected to enter into the definitive agreement relating to the Proposed SPML Disposition on or about the date of this current report, which is expected to be announced through a separate current report. To the extent appropriate, the Company will announce any update through additional current reports or other filings pursuant to the Exchange Act (as defined below).

The foregoing description is only a summary and is qualified in its entirety by reference to each of the Super Senior Notes Supplemental Indenture, the Senior Notes Supplemental Indenture and the Junior Notes Supplemental Indenture, respectively, that is attached to this Form 6-K as an exhibit, and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Issuance. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Supplemental Indenture No. 8, dated January 26, 2025, to the indenture dated August 17, 2022, as amended, relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation.
99.2*
Supplemental Indenture No. 1, dated January 26, 2025, to the indenture dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation.

99.3*
Supplemental Indenture No. 1, dated January 26, 2025, to the indenture dated June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation.

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: January 27, 2025	By:	/s/ Dmitri Hu
		Name:	Dmitri Hu
		Title:	Chief Financial Officer